

June 23, 2022

Ting Ting Chang
Chief Executive Officer
Zhong Yuan Bio-Technology Holdings Ltd
28 Queen's Road East
Tesbury Centre, Suite 901
Wanchai, Hong Kong

> **Re: Zhong Yuan Bio-Technology Holdings Ltd**
> **Post-Effective Amendment No. 7 to Form F-1**
> **Filed May 19, 2022**
> **File No. 333-235983**

Dear Mr. Chang:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment to Registration Statement on Form F-1, filed May 19, 2022

Summary, page 4

1.   We note your response to comment 1 from our most recent letter. We reissue the comment in part. With respect to you, the issuer, where you state you are not required to obtain permissions to operate or offer your ordinary shares to foreign investors, please expand to disclose the consequences to you and to your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. This disclosure should be provided within the summary section of the prospectus and be substantially similar in nature to the disclosure you have provided in the risk factor on page 22.

Ting Ting Chang
Zhong Yuan Bio-Technology Holdings Ltd
June 23, 2022
Page 2

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Austin Wood at 202-551-5586 or Mary Beth Breslin at 202-551-3625 if you have questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction